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RECEIVED 2006 SEP 11 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016705

SEC FILE NO. 82-35004

SUPPL

September 7, 2006

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of announcements dated September 4, 2006 that the Company has made available to security holders relating to the interim results for the six months ended 30 June 2006 and the declaration of an interim special dividend.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

Very Truly Yours,

Michael Kessler

cc: David McMahon

dlw 9/11

SK 23121 0001 701094

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Dividend Declaration
Released	07:00 04-Sep-06
Number	4034I

RNS Number:4034I
Charlemagne Capital Limited
04 September 2006

4 September 2006

Charlemagne Capital Limited

Further to the announcement of its interim results to 30 June 2006 earlier today, Charlemagne Capital Limited confirms that it has declared an interim of 2.10 US cents (1.1025 pence) per share and a special dividend of 1.65 US cents (0.8662 pence) per share.

Both dividends will be payable on 13 October 2006 to shareholders on the record on 15 September 2006. Dividends will be payable in pounds sterling unless the Company's registrar holds an instruction from the shareholder to pay in US dollars.

For further information please contact:

Charlemagne Capital
David McMahon, Company Secretary
Tel: +44 1624 640 216

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Interim Results
Released	07:00 04-Sep-06
Number	4026I

RNS Number:4026I
Charlemagne Capital Limited
04 September 2006

4 September 2006

Charlemagne Capital Limited

Interim Results for the six months ended 30 June 2006

Charlemagne Capital Limited ("Charlemagne", or the "Group"), the specialist emerging markets equity investment manager, today announces interim results for the six months ended 30 June 2006.

Financial Highlights

- Revenue up 121% to US$47.9m
- Operating profit up 177% to US$26.0m
- Basic and diluted earnings per share up 136% to 6.26 US cents
- Ordinary interim dividend per share 2.10 US cents
- Special interim dividend per share 1.65 US cents

Operational Highlights

- Assets under Management ("AuM") up 42% to US$4.0bn (versus June 2005) from both existing funds and new mandates
- Listed on AIM in April 2006
- Winner of a number of awards for investment performance
- Launched Magna Asia Fund in June 2006
- Expanded institutional business to manage products investing in Russia, India GEMs and Turkey

Commenting on the results, Michael Baer, Chairman said:

"We are delighted with the Group's strong performance which has been achieved despite the volatile market conditions experienced in the second quarter. Charlemagne's strong fundamentals and expertise means it is well positioned to deliver further growth."

Commenting on the results, Jayne Sutcliffe, Chief Executive said:

"Although the Group entered the second half of the year experiencing market conditions less favourable than expected at the time of listing, we remain confident in the strength of Charlemagne's business model and in its ability to continue to deliver strong, long-term growth. The Group remains well positioned to benefit from a future rise in emerging market asset values and from a return of strong investor flows."

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

Notes to Editors:

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

Financial Summary

Summary Financial Information

The results and the assets and liabilities of the Group for the current and comparative interim periods along with the last full financial year (extracted from the audited financial statements) are set out below in summary:-

Results	Notes	Unaudited For the six months to 30 June 2006 US$'000	Unaudited For the six months to 30 June 2005 US$'000	Audited For the Year to 31 December 2005 US$'000
Revenue		47,873	21,611	90,839
Operating Profit		26,011	9,377	49,600
Share of profits of jointly controlled entity net of performance awards		-	13,193	13,193

	Note			
Listing costs		(3,540)	-	-
Profit before tax		22,471	22,570	62,793

Balance sheet summary

	Note			
Assets and liabilities				
Property, plant and equipment		394	321	413
Interest in jointly controlled entity		25	4,261	4,261
Current assets		51,962	92,061	105,306
Total assets		52,356	96,643	109,980
Total liabilities		25,459	25,967	47,849
Net assets		26,897	70,676	62,131
		US$	US$	US$
Basic and diluted earnings per share	9	0.062553	0.026450	0.097341
		US$'000	US$'000	US$'000
Interim dividend in respect of prior period	5	6,540	4,912	4,912

Assets under Management ("AuM")

The table below sets out the Group's AuM as at 3 July 2006 and the movements experienced in each product range in the period since 1 January 2006.

	1 January 2006 AuM (US$m)	Net subscriptions (US$m)	Net subscriptions (%)	Novy Neft reorganisation (US$m)	Novy Neft reorganisation (%)	Net performance (US$m)	Net performance (%)	3 July 2006 AuM (US$m)	Move pe
Magna	988	45	4.6%	59	6.0%	(22)	(2.1%)	1,070	
OCCO	254	130	51.2%	-	-	(10)	(3.1%)	374	
Institutional	1,998	172	8.6%	77	3.8%	(65)	(3.1%)	2,182	
Specialist	844	(69)	(8.2%)	(537)	(63.6%)	134	24.8%	372	(
Total	4,084	278	6.8%	(401)	(9.8%)	37	0.9%	3,998	

Since 1 January 2006, Group AuM has reduced to US$3,998 million, a decrease of US$86 million or 2.1%. This includes the return of US$401 million or 9.8% of the opening AuM, as a result of the planned Novy Neft capital return as indicated in the Group's AIM Admission Document. Excluding the Novy Neft capital return, the Group's AuM increased by 7.7%.

Chief Executive's Report

The first half of 2006 has seen strong year on year growth in all key measures for Charlemagne Capital Limited (the "Company", the "Group") despite turbulent market conditions during the second quarter. Revenue for the first half year was US$47.9m (up 121% from US$21.6m in 2005) of which US$21.0m (2005 US$12.0m) was from net management fees. Net performance fees were US$23.5m (up 291% from US$6.0m in 2005) reflecting the Group's fund performance and very strong market conditions at the end of 2005 and during the first quarter of 2006. The balance of the total revenues of US$3.4m (2005 US$3.6m) arose from investment and other income. AuM increased to US$4.0bn (up 42% from US$2.8bn as at 30 June 2005), representing growth in existing funds as well as new funds and institutional business.

Operating profits for the six months to 30 June 2006 were US$26.0m (up 177% from US$9.4m in 2005) excluding exceptional items. Pre tax profits were US$22.5m, after listing costs of US$3.5m. Pre tax profits in 2005, US$22.6m, included the recognition of US$13.2m of non recurring operating profit net of attributable bonus from a maturing private equity vehicle. After due allowance for taxation, profits after tax were US$18.9m (2005 US$21.6m).

This is the Company's first half year as a quoted company on the London AIM market. The Board of Directors (the "Board") decided at the end of 2005 that it would be appropriate to seek a listing for the Company's shares to enhance the Group's profile and be able, amongst other things, to broaden the shareholder base and to allow existing shareholders, who had supported the Company's growth since its independent inception in 2000, to realise the whole or part of their investment. A listing on London Stock Exchange's AIM market was achieved at the beginning of April 2006.

The Group was able to take advantage of buoyant market conditions in the first quarter of the year and leverage its track record to raise AuM from US$4.1bn at the beginning of 2006 to US$5.8bn at the end of April. The second quarter, however, saw considerable retrenchment as global markets experienced significant volatility. These market conditions inevitably impacted both the market value of the Group's products and investor flows. As a result AuM fell to US$4.0bn by the end of June. This reduction includes the impact of the planned restructuring of holdings within the Novy Neft product range, which itself accounted for US$0.4bn of the decline. This product no longer served an economic purpose for most clients after the removal of Russian investment restrictions in the shares of Gazprom. Overall, whilst a fall in AuM is always disappointing, in the light of the degree of market turbulence experienced and the follow-on impact on the emerging market asset management industry as a whole, we were satisfied with the performance of the business.

The Group has continued to expand its operations in the first half in line with our strategy to grow and diversify each of the four principal product ranges. One such initiative was the launch in June of the Magna Asia Fund, a new addition to the Magna mutual fund range. Of particular note is the continued expansion of our institutional business. This business is increasingly diversifying its original focus on Eastern Europe gaining recent new appointments to additional mandates to manage products investing in Russia, India, GEMs and Turkey. Enhancing Charlemagne's presence within the institutional market is a key focus for the group going forward. We reached the three year anniversary for managing Global Emerging Markets assets in July, with an impressive track record which places our fund performance in the first quartile (Source: S&P Emerging Markets Database, Equity Global Emerging Markets Universe). We believe that a combination of our track record together with our specific focus on the emerging markets, leaves us well placed to further our penetration of the institutional market. We have also developed a new initiative within the private equity business and expect to close a new fund, focussing on property development opportunities within Eastern Europe, by mid September. For

the Group's own branded funds, the Magna mutual fund range and the long/short OCCO funds, we see substantial opportunities to increase AuM by building on our strong franchise in Europe and to widen distribution into other parts of the world. In particular, we are committing greater resources to accessing distribution channels in the US.

In order to return surplus capital to shareholders and improve the efficiency of the balance sheet, the Board decided in January that it would be appropriate to declare a dividend in respect of 2005 and to buy back a number of shares for cancellation. Therefore, on 30 January 2006 an interim dividend of 2.00 US cents per share was paid. On 14 February 2006, the Company made a compulsory repurchase of 10% of its outstanding share capital for cancellation. Taken together, these measures returned US$50m to shareholders.

As indicated at the time of the listing, the Company intends to declare dividends which reflect the long term earnings and cash flow potential of the Group. It remains the long-term aim to return a substantial majority of those earnings arising from the management fee component of post tax earnings to shareholders by way of dividend. In respect of the six months to 30 June 2006, the Board has resolved to declare an interim dividend, based on post tax management fee earnings, of 2.10 US cents (1.1025 pence) per share. This represents a significant portion of the post tax management fees earnings in the period. It remains the Board's intention that the final dividend will represent the greater proportion of the total dividend, subject to earnings in the remainder of the year and cash flow considerations at the time of declaring the final dividend for the year ended 31 December 2006. Given that the Group generated earnings in excess of those from management fees in the period under review, the Board is also declaring a special dividend of 1.65 US cents (0.8662 pence) per share. Additionally, the Company purchased 2.75m shares for cancellation in late May and early June, at a total cost of US$3.6m.

Both dividends will be payable on 13 October 2006 to shareholders on the record on 15 September 2006. Dividends will be payable in pounds sterling unless the Company's registrar holds an instruction from the shareholder to pay in US dollars.

The Group's strategy and ambitions remain unchanged; it is our intention to be the leading emerging market asset management specialist, providing high quality investment management services to clients and building value for shareholders. We will achieve this by continuing to focus our expertise and resources solely on emerging markets, continuing to accumulate assets by expanding our distribution capabilities in existing and new investor markets and diversifying our business by region, client type and fee structure. We aim to attract and retain high calibre professionals for all areas of our operation by providing a culture in which they have the support and incentives to perform.

Although the Group entered the second half of the year experiencing market conditions less favourable than expected at the time of listing, we remain confident in the strength of Charlemagne's business model and in its ability to continue to deliver strong, long-term growth. The Group remains well positioned to benefit from a future rise in emerging market asset values and from a return of strong investor flows. The Board would like to express its thanks to their colleagues for their support and focus during a year in which the Group has committed significant management resources to the AIM listing and experienced v ery difficult market conditions in the geographies in which the Group invests.

Jayne Sutcliffe
Chief Executive

4 September 2006

Consolidated Income Statement

Expressed in United States Dollars	Notes	Unaudited Six months to 30 June 2006 US$'000	Unaudited Six months to 30 June 2005 US$'000	Audited Year to 31 December 2005 US$'000
Revenue	2	47,873	21,611	90,839
Expenses				
Personnel expenses	9	(19,969)	(9,831)	(36,258)
Other costs		(1,893)	(2,403)	(4,981)
Operating Profit		26,011	9,377	49,600
Share of profit of jointly controlled entity		-	25,767	25,767
Uplift in holding in jointly controlled entity		-	684	684
Performance awards relating to jointly controlled entity		-	(13,258)	(13,258)
Listing costs	3	(3,540)	-	-
Profit before tax		22,471	22,570	62,793
Taxation	4	(3,593)	(932)	(6,474)
Profit after tax		18,878	21,638	56,319
Dividends	5	(6,540)	(4,912)	(4,912)
Retained earnings for the period		12,338	16,726	51,407
		US$	US$	US$
Earnings per share Basic and diluted	10	0.062553	0.026450	0.097341

Consolidated Statement of Recognised Income and Expense

Expressed in United States Dollars	Notes	Unaudited Six months to 30 June 2006 US$'000	Unaudited Six months to 30 June 2005 US$'000	Audited Year to 31 December 2005 US$'000
Movements in exchange differences on the translation				

of the financial statements of entities not accounted for in United States Dollars		279	(4,225)	(3,682)
Movement in other reserves in jointly controlled entity		-	(128)	(128)
(Decrease) in fair value of cash flow hedge		(400)	(852)	(852)
Net (expense) for the period		(121)	(5,205)	(4,662)
Net profit for the period		18,878	21,638	56,319
Total recognised income for the period		18,757	16,433	51,657

Consolidated Balance Sheet

Expressed in United States Dollars	Notes	Unaudited As at 30 June 2006 US$'000	Audited As at 31 December 2005 US$'000
Non-current assets			
Property, plant and equipment		394	413
Interest in jointly controlled entity		25	4,261
Total non-current assets		419	4,674
Current assets			
Current investments		7,090	15,863
Receivables	6	19,446	78,931
Cash and cash equivalents		25,401	10,512
		51,937	105,306
Current liabilities			
Accounts payable, accruals and other payables	7	21,953	40,309
Financial liability held for trading		-	2,438
Taxation	4	3,506	5,102
		25,459	47,849
Net current assets		26,478	57,457
Net assets		26,897	62,131
Issued share capital	11	2,950	3,270
Reserves		23,947	58,861
Shareholders' equity		26,897	62,131

Consolidated Cash Flow Statement Expressed in United States Dollars	Unaudited Six months to 30 June 2006 US$'000	Unaudited Six months to 30 June 2005 US$'000	Audited Year to 31 December 2005 US$'000
Operating Profit	26,011	9,377	49,600
Adjustments for:			
Listing cost	(3,540)	-	-
Depreciation	101	66	161
Exchange (gain)/loss on equipment	(30)	20	44
Provision for unrealised loss/(profit) on foreign exchange contracts and investments	1,997	(1,232)	312
Purchase of investments	-	(6,341)	(6,341)
Sale of investments	9,541	1,045	11,551
Loss/(Profit) on disposal of investments	800	471	(6,126)
Decrease/(Increase) in receivables	52,635	17,224	(51,073)
(Decrease)/Increase in accounts payable, accruals and other payables	(18,127)	561	15,456
Dividend and Distribution received from jointly controlled entity	4,558	33,101	33,101
Tax paid	(5,085)	(613)	(1,397)
Share based incentive scheme	(6,280)	-	-
Foreign currency transaction adjustment	(279)	(35)	508
Cash flows from operating activities	62,302	53,644	45,796
Investing activities			
Sale of investments	17	16	16
Purchase of property, plant and equipment	(52)	(182)	(393)
Cash flows (used in) investing activities	(35)	(166)	(377)
Financing activities			
Company Shares issued	6,280	-	-
Shares repurchased	(47,118)	(162)	(40,338)
Dividend paid	(6,540)	(4,912)	(4,912)
Cash flows used in financing activities	(47,378)	(5,074)	(45,250)
Net increase in cash and cash equivalents	14,889	48,404	169

Cash and cash equivalents at the beginning of the period	10,512	10,343	10,343
Cash and cash equivalents at the end of the period	25,401	58,747	10,512

Notes to the Consolidated Interim Financial Statements

1. Basis of Preparation

The consolidated interim financial statements have been prepared on a condensed basis, in accordance with the accounting policies applied to the most recent audited statutory accounts and in accordance with the requirements of International Accounting Standard 34 "Interim Financial Reporting".
The consolidated interim financial statements are prepared on the historical cost basis except that the following are stated at their fair value: financial instruments at fair value through profit or loss including derivative financial instruments. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

2. Segment Reporting

Unaudited Six months to 30 June 2006

	US$'000 Magna	US$'000 OCCO	US$'000 Institutional	US$'000 Specialist	US$'000 Other	US$'000 Total
Net Management Fees	5,688	2,361	7,451	5,468	-	20,968
Net Performance Fees	5,043	1,811	2,830	17,106	-	26,790
Return on Investment	-	-	-	(3,321)	666	(2,655)
Other Income	-	-	-	-	2,770	2,770
Segment Revenue	10,731	4,172	10,281	19,253	3,436	47,873
Segment Result	6,693	2,637	7,072	12,593	3,436	32,431
Unallocated Expenses						(6,420)
Results from Operating Activities						26,011

Unaudited Six months to 30 June 2005

	US$'000 Magna	US$'000 OCCO	US$'000 Institutional	US$'000 Specialist	US$'000 Other	US$'000 Total

Net Management Fees	3,221	1,523	3,642	3,630	-	12,016
Net Performance Fees	1,024	371	1,407	3,381	-	6,183
Return on Investment	-	-	-	(174)	1,431	1,257
Other Income	-	-	-	2,014	141	2,155
Segment Revenue	4,245	1,894	5,049	8,851	1,572	21,611
Segment Result	2,861	1,298	3,709	4,776	1,572	14,216
Unallocated Expenses						(4,855)
Results from Operating Activities						9,361

3. Listing costs

The Company was admitted to the AIM market of the London Stock Exchange on 4 April 2006. Total costs related to listing amounted to US$3.5m.

Notes to the Consolidated Interim Financial Statements (Continued)

4. Taxation

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may be adjusted in a subsequent period of that financial year if the estimate of the effective rate of income tax changes.

5. Dividends

	Unaudited Six months to 30 June 2006 US$'000	Unaudited Six months to 30 June 2005 US$'000
Interim dividend of 2 US cents (2005: 0.6 US cents)	6,540	4,912

The interim dividend of 2 US cents per ordinary share in respect of the year ended 31 December 2005 was paid on 30 January 2006 and has been charged to the income statement in 2006.

The interim dividend of 0.6 US cents per ordinary share in respect of the year ended 31 December 2004 was paid on 16 February 2005 and was charged to the income statement in 2005.

6. Receivables

	Unaudited Six months to 30 June 2006 US$'000	Audited Year to 31 December 2005 US$'000
Trade receivables	18,049	70,061
Other receivables	1,023	8,497
Prepayments	374	373
	19,446	78,931

7. Accounts Payable, Accruals and Other Payables

	Unaudited Six months to 30 June 2006 US$'000	Audited Year to 31 December 2005 US$'000
Provision for performance awards	14,522	22,310
Accruals and other payables	7,431	17,999
	21,953	40,309

Notes to the Consolidated Interim Financial Statements (Continued)

8. Related Party Transactions

Transactions with Directors and executive officers

As at 30 June 2006, Directors of the Company and their immediate interests controlled 33.3% (2005: 59%) of the voting shares of the Company.

Summary of transactions

a. During the period US$65,983 (2005: US$68,790) was paid to Burnbrae Ltd, a company where ultimate ownership is connected with James Mellon, a director of Charlemagne Capital Limited, for rental of property. Anderson Whamond, a director of Charlemagne Capital Limited, was a Director of Burnbrae Ltd during 2006.

b. During the period US$38,480 (2005: US$Nil) was paid to David McMahon, a director of Charlemagne Capital Limited, for consultancy services for a period prior to him becoming an employee

c. During the period, the Company made no payment (2005: US$42,360) to Lattice Limited a company where the ultimate ownership is connected with David McMahon, a director of Charlemagne Capital Limited, for consultancy services. Anderson Whamond is a director of Lattice Limited.

d. Transactions with funds managed by Charlemagne Capital Group companies:

   Over 78% (2005: 75%) of the turnover from investment management, administration, performance incentive fees, advisory fees and commissions is derived from funds over which the Directors consider the Group has influence by virtue of its management, administration and advisory roles.

9: Directors' Remuneration

Total salaries of US$0.5m (2005: US$0.4m) were awarded to Directors during the period. An amount of US$14.0m has been accrued within personnel expenses in respect of director and employee bonus awards. However, as at the date of issuance of these Financial Statements, no individual bonus allocations (2005: US$4.3m) or contributions to the Charlemagne 2005 Employee Benefit Trust had been made (2005: US$13.5m), other than those relating to share based incentive plans (note 12). The Group has no plans to make contributions (2005: US$1.4 m) into any International Pension Plan.

10. Earnings per Share

The calculation of basic earnings per share of the Group is based on the net profit attributable to shareholders for the six months to 30 June 2006 of US$18.9m (2005: US$21.6m) and the weighted average number of shares of 301,783,392 (2005: 818,069,740) in issue during the period.

The calculation of diluted earnings per share of the Group is same as basic earnings per share as the share options outstanding have been issued contingent upon specified performance conditions being satisfied. As at 30 June 2006 these performance conditions had not been met.

Shares issued during the year to Sanne Trust Company Limited (note 11) have been excluded from the earnings per share calculation as such shares are currently accounted for as treasury shares.

Notes to the Consolidated Interim Financial Statements (Continued)

11. Issued Share Capital

Shares	Unaudited 30 June 2006 US$'000	Audited 31 December 2005 US$'000
Authorised		
2,000,000,000 ordinary shares of US$0.01 each	20,000	20,000
Issued and fully paid		
At beginning of period; 326,988,423 (2005: 921,987,311) ordinary shares of US$0.01 each	3,270	8,220
Shares issued; 3,422,185 (2005: None)	34	-
Shares repurchased; 35,448,836(2005: 494,998,895)	(354)	(4,950)
At end of period; 294,961,772 (2005: 326,988,423) fully paid	2,950	3,270

During the six months ended 30 June 2006, the Company repurchased 35,448,836 of its own shares, of which 32,698,836 (10% of the total shares in issue at the commencement of the period) were the result of a compulsory repurchase by the Company. The remainder were purchased at market value for cancellation after listing.

During the six months ended 30 June 2006, the Company issued 3,422,185 shares for US$6.28m to Sanne Trust Company Limited (Trustee of the Charlemagne 2005 Employee Benefit Trust) on 27 March 2006. Dividends on these shares have been

waived by Sanne Trust Company Limited until further notice.

As at the date of signing the financial statements there were 294,961,772 ordinary shares of US$0.01 each issued and fully paid.

Notes to the Consolidated Interim Financial Statements (Continued)

12. Share Based Incentive Plans

Equity Settled

At 27 March 2006 and 8 May 2006 the Group established several share based incentive programmes that entitle certain employees to acquire shares in the Company subject to the vesting conditions set out below at an exercise price that was set at the date of grant.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the vesting period. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Grant Date	Number of shares	Vesting Conditions	Contractual life of Options
27 March 2006	1,013,577	Equal parts vesting over three, four and five years service plus achievement of EPS performance targets	7 Years
27 March 2006	471,427	Three years service plus achievement of Assets Under Management (AUM) performance targets	7 years
8 May 2006	212,564	Three years service plus achievement of Assets Under Management (AUM) performance targets	7 years
Total Share Options	1,697,569		

The number and weighted average exercise prices of share options is as follows:

	Weighted average exercise price	Number of Options
Outstanding at beginning of period	N/A	Nil
Granted during the period	GBP0.42	1,697,569
Forfeited during the period	GBP1.04	55,000
Outstanding at the end of the period	GBP0.40	1,644,843

The options outstanding at 30 June 2006 have an exercise price between GBPNil and GBP1.05 and a weighted average contractual life of 6.75 years. Outstanding share options are contingent upon specified performance and service criteria being satisfied. As at 30 June 2006 none of the performance or service criteria had been achieved and therefore none of the options are exercisable at this time.

There were no share option programmes in place in the prior year.

The weighted average fair value of the options issued during the period was GBP0.67

Notes to the Consolidated Interim Financial Statements (Continued)

12. Share Based Incentive Plans (cont'd)

The estimate of the fair value of the share options granted with a grant price of GBP Nil has been calculated by reference to the face value of the award adjusted for the loss of dividends over the vesting period. All other options are measured using a binomial lattice to model the early exercise behaviour. The contractual life of the options, 7 years, is used as an input to this model.

Fair value of share options and assumptions	27 March 2006 EPS targets	27 March 2006 AUM Targets	8 May 2006 AUM Targets
Fair value at measurement date (GBP)	0.86	0.38	0.39
Share price at grant date (GBP)	1.05	1.05	1.035
Exercise price (GBP)	Nil	1.05	1.035
Expected volatility (% p.a.)	Nil	50.0	50.0
Option life (years)	7	7	7
Assumed dividend yield (% p.a.)	5.0	5.0	5.0
Risk-free interest rate (% p.a.)	Nil	4.4	4.9

The Company's shares were not traded before the majority of the options were granted. In setting the volatility assumption therefore regard was given to the share price volatilities of the Company's closest traded comparator companies, as well as the share price since listing. Based on daily and weekly price observations, the share price volatility has been around 50% which is comparable to that of its competitors over a longer period.

The share options are granted under service and non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Cash Settled

At 24 March 2006, the Group's global employment company, Charlemagne Capital Services Limited (CCSL), made a contribution of US$6.28m to the Charlemagne 2005 Employee Benefit Trust (EBT). The Directors of CCSL recommended to the Trustee of the EBT that this sum be used to purchase Company shares and those shares be held until EPS performances targets and service targets are met, after which time the shares should be sold. The Trustee of the EBT (Sanne Trust Limited, an independent trustee company) may at its discretion allocate the proceeds to discretionary sub-trusts of which certain employees and their families are beneficiaries.

The EBT subsequently purchased 3,422,185 Company shares, which had a fair value of US$3,907,939 as at 30 June 2006, based on the market price as at that date, after adjusting for the waiver of dividend rights at an assumed dividend yield of 5%.

The fair value of the future cash settlement is spread over the vesting period, and recognised as an expense in the accounts with a corresponding increase in

liabilities. The fair value is re-measured at each reporting date, with any adjustment in the cumulative fair value being recognised in the reporting period.

Expenses in respect of share based incentive plans

The following amounts have been charged as an expense within these financial statements

	Six months to 30 June 2006 US$
Equity settled incentive plans	228,848
Amount relating to cash-settled transaction liabilities	350,223
Total expense recognised as employee costs	579,071

As at 30 June 2006, total liabilities in respect of cash-settled share-based incentive plans were US$350,223. No liabilities had vested by the end of the period.

Report of the Independent Auditors

Independent review report by KPMG Audit LLC to the shareholders of Charlemagne Capital Limited

We have reviewed the accompanying consolidated balance sheet of the Company at 30 June 2006 and the related consolidated statements of income, recognised gains and losses and cash flows for the six month period then ended ("the interim financial information"). Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standard IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, "Interim Financial Reporting".

KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man

4 September 2006

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Charlemagne Capital Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

This information is provided by RNS
The company news service from the London Stock Exchange

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